UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

P3 Health Partners Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

744413 105

(CUSIP Number)

Amir Bacchus, M.D.

c/o P3 Health Partners Inc.

2370 Corporate Circle, Suite 300

Henderson, NV 89074

(702) 910-3950

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 744413 105

1	NAMES OF REPORTING PERSONS Amir Bacchus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,790,658 (1)
	8	SHARED VOTING POWER 429,180 (see Item 5)
	9	SOLE DISPOSITIVE POWER 18,790,658 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,219,838 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes 3,758,130 shares held by Charlee Co LLC, an entity for which Dr. Bacchus serves as managing member. Dr. Bacchus may be deemed to be a beneficial owner of the securities held by this entity. Includes 1,768,698 shares of Class V Common Stock and 1,768,698 Units of P3 Health Group, LLC being held in escrow following the business combination described below until the resolution of a dispute among the former unitholders of P3 Health Group Holdings, LLC. Also includes 429,180 shares of Class A Common Stock held by VBC Growth SPV, LLC, of which Mr. Bacchus is a non-controlling member. See Item 5.

(2)

Based on 41,578,890 shares of Class A Common Stock and 202,024,923 shares of Class V Common Stock of the Issuer outstanding. The shares of Class V Common Stock and the associated P3 LLC Units are redeemable for the Issuer’s Class A Common Stock on a one-for-one basis, subject to certain restrictions. The Class V Common Stock votes together with the Class A Common Stock as a single class. The Reporting Person’s ownership calculated in accordance with Rule 13d-3 under the Act, assuming that all of the shares of Class V Common Stock and P3 LLC Units owned by the Reporting Person are converted to Class A Common Stock. and that no other shares of Class V Common Stock and P3 LLC Units are converted to Class A Common Stock, is 31.1%.

1

CUSIP No. 744413 105

1	NAMES OF REPORTING PERSONS Charlee Co LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,758,130 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,758,130 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,758,130 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Includes 353,739 shares of Class V Common Stock and 353,739 Units of P3 Health Group, LLC being held in escrow following the business combination described below until the resolution of a dispute among the former unitholders of P3 Health Group Holdings, LLC. Dr. Bacchus is the managing member of Charlee Co LLC. Dr. Bacchus may be deemed to be a beneficial owner of the securities held by Charlee Co LLC.

(2)

Based on information provided by the Issuer as of June 15, 2022, reflecting 41,578,890 shares of Class A Common Stock and 202,024,923 shares of Class V Common Stock of the Issuer outstanding as of such date. The shares of Class V Common Stock and the associated P3 LLC Units are redeemable for the Issuer’s Class A Common Stock on a one-for-one basis, subject to certain restrictions. The Class V Common Stock votes together with the Class A Common Stock as a single class. The Reporting Person’s ownership calculated in accordance with Rule 13d-3 under the Act, assuming that all of the shares of Class V Common Stock and P3 LLC Units owned by the Reporting Person are converted to Class A Common Stock. and that no other shares of Class V Common Stock and P3 LLC Units are converted to Class A Common Stock, is 8.3%.

2

This Amendment No. 2 (this “Amendment”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 13, 2021 by the Reporting Persons named therein (the “Original Schedule 13D” and, as amended and supplemented by Amendment No. 1 filed on July 11, 2022, and this Amendment No. 2, the “Schedule 13D”). Unless set forth below, all previous Items set forth in the Original Schedule 13D remain unchanged. Capitalized terms used herein and not defined have the meanings given to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended by adding the following:

The information set forth in Item 4 of the Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On December 13, 2022 (the “Effective Date”), P3 Health Partners, LLC (“P3 LLC”), a subsidiary of P3 Health Partners Inc. (the “Company”), entered into a financing transaction with VBC Growth SPV LLC, a Delaware limited liability company (“VBC”), consisting of an unsecured promissory note (the “Promissory Note”) and warrants (the “Warrants”) to purchase shares of Class A Common Stock, par value $0.0001 per share, of the Company (the “Class A Common Stock”).

The sole manager of VBC is CPF VBC Growth Aggregator, L.P., a wholly owned subsidiary of Chicago Pacific Founders UGP, LLC.

The members of VBC (the “VBC Investors”) are:

Chicago Pacific Founders Fund L.P.	55.15%
CPF VBC Growth Aggregator, L.P.	6.73%
Sherif Abdou, CEO and director of the Company	19.1%
Amir Bacchus, Chief Medical Officer and Director	12.74%
Mark Thierer, director of the Company	0.5%
Greg Wasson, director of the Company	0.68%
Leavitt Equity Partners II, LP	5.09%

Chicago Pacific Founders UGP, LLC, by virtue of its indirect ownership of (1) the sole manager of VBC and (2) each of Chicago Pacific Founders Fund LP and CPF VBC Growth Aggregator, L.P., entities holding an aggregate of 61.88% of the membership interests in VBC, controls all voting and dispositive decisions with respect to the Warrants and the underlying 429,180 shares of Class A Common Stock.

Warrants

In connection with the Promissory Note (described below), on December 13, 2022, P3 LLC and VBC entered into a Warrant (the “Warrant Agreement”). Pursuant to the Warrant Agreement, P3 LLC issued warrants to purchase 429,180 shares of Class A Common Stock, at an exercise price of $4.26 per share (the “Warrants”) to VBC. The number of shares of Common Stock for which the Warrant is exercisable and the exercise price may be adjusted upon any event involving subdivisions, combinations, distributions, recapitalizations and like transactions. Pursuant to the Warrant Agreement, the Warrants and the right to purchase securities upon the exercise of the Warrants will terminate upon the earliest to occur of the following: (a) December 13, 2027; and (b) the consummation of (i) a sale, conveyance, disposal, or encumbrance of all or substantially all of the Company’s or P3 LLC’s property or business or the Company’s or P3 LLC’s merger into or consolidation with any other corporation (other than a wholly owned subsidiary corporation) or (ii) any other transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Company or P3 LLC is disposed of.

Promissory Note

The Promissory Note was issued by P3 LLC to VBC on December 13, 2022, and provides for funding of up to $40.0 million (the “Promissory Note”), available for draw by P3 LLC in three tranches, as follows: (i) a first tranche of $15.0 million available to P3 LLC upon the Effective Date, (ii) a second tranche of up to $15.0 million available at the Company’s sole option in a single draw, on or prior to January 5, 2023, and (iii) a third tranche of up to $10.0 million available at P3 LLC’s sole option in a single draw, after January 5, 2023 and on or prior to February 3, 2023. The maturity date of the Promissory Note is May 19, 2026. Interest is payable at 14.0 % per annum on a quarterly cycle (in arrears) beginning March 31, 2023. P3 LLC may elect to pay interest 6.0% in kind and 8.0% in cash, but if the terms of the Subordination Agreement (as defined below) do not permit P3 LLC to pay interest in cash, interest will be paid entirely in-kind. The Promissory Note may be prepaid, at the Company’s option, either in whole or in part, without penalty or premium, at any time and from time to time, subject to the payment of the back-end fee described below; provided that prepayments must be in increments of at least $2.0 million. The Promissory Note provides for mandatory prepayments with the proceeds of certain asset sales, and the Lender has the right to demand payment in full upon (i) a change of control of the Company and (ii) certain qualified financings (as defined in the Promissory Note).

The Promissory Note restricts P3 LLC’s ability and the ability of its subsidiaries to, among other things, incur indebtedness and liens, and make investments and restricted payments. The maturity date may be accelerated as a remedy under the certain default provisions in the agreement, or in the event a mandatory prepayment event occurs.

Pursuant to the Promissory Note, P3 LLC will pay VBC an up-front fee of 1.5% at the time of each draw under the Promissory Note, In addition, P3 LLC will pay VBC a back-end fee at the time the Promissory Note as follows: (i) if paid prior to February 28, 2023, 2.25%; (ii) if paid from March 1, 2023 through June 30, 2023, 4.5%; (iii) if paid from July 1, 2023 through December 31, 2021, 6.75% and (iv) if paid on January 1, 2024 or later, 9.0%.

P3 LLC intends to use the proceeds of the Promissory Note to fund the Company’s ongoing working capital requirements.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by adding the following:

With respect to the 429,180 shares of Class A Common Stock only, by virtue of the arrangements between the VBC Investors described in this Schedule 13D, the Reporting Person and the other VBC Investors may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 for purposes of ownership of 429,180 shares of Class A Common Stock underlying the warrants. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person and the other VBC Investors who currently beneficially own any shares of Class A Common Stock are members of any such group. The Reporting Person disclaims beneficial ownership over any shares of Class A Common Stock beneficially owned by any of the VBC Investors.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	VBC Growth SPV, LLC Limited Liability Company Agreement dated as of December 13, 2022, entered into by and among the Members thereto (incorporated by reference from Exhibit 99.1 to the Schedule 13D/A filed by Chicago Pacific Founders UGP, LLC on December 23, 2022)

99.2	Warrant Agreement, by and between P3 Health Partners LLC and VBC Growth SPV LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by P3 Health Partners Inc. on December 13, 2022)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2022

/s/ Amir Bacchus
Amir Bacchus, M.D.

CHARLEE CO LLC

/s/ Amir Bacchus
Name: Amir Bacchus, M.D.
Title: Managing Member